UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2004

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

1600 Smith Street, Dept. HQSCE	**77002**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

713-324-2639
(Registrant's telephone number, including area code)

Item   8.01   <u>Other Events</u>

On November 1, 2004, we issued a press release announcing our October 2004 capacity and traffic performance. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item   9.01   <u>Financial Statements and Exhibits</u>

99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: November 1, 2004   **/s/ Frederick S. Cromer**
                                           Frederick S. Cromer
                                           Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release
